Exhibit 10.3

May 17, 2006

Mr. Brian Duperreault

Chairman

ACE Limited

ACE Global Headquarters

17 Woodbourne Avenue

Hamilton, Bermuda HM08

Dear Brian:

The Board of Directors wishes to thank you for the outstanding leadership you have provided in building ACE and growing shareholder value during your tenure as Chief Executive Officer. We greatly appreciate all of your efforts.

This letter summarizes changes in compensation with regard to your retirement from the company along with your transition from Executive Chairman to non-executive Chairman of the ACE Limited Board of Directors, which we anticipate will be effective as of June 1st, 2006 and last for a period of one year, subject to extension for an additional year by mutual agreement 60 days in advance of the 2007 AGM. We expect that the role of non-executive Chairman will require approximately one day a week of your time.

In recognition and appreciation of your continued contribution to the success of ACE in your role as Executive Chairman for the first five months of the year, the Board has authorized a cash bonus in the amount of $2 M in accordance with the ACE Annual Bonus Plan.

Please note that at such time as you retire from the Board, vested options run to term and unvested options are forfeited, in accordance with the terms of the ACE Long-Term Incentive Plan, unless the Compensation Committee exercises its discretion and allows continued vesting. Similarly, upon retirement from the Board, all unvested restricted shares are forfeited unless continued vesting is approved by the Compensation Committee. And previously awarded but unvested Performance Shares will continue to vest as long as you serve on the Board subject to the Plan.

As of the transition date to non-executive Chairman, your total cash compensation will be at an annual rate of $600,000, inclusive of Board fees, currently with $170,000 of the total $600,000 compensation (that portion which represents the regular Board fee) paid as follows: $100,000 of value in stock units and $70,000 in cash, as is the standard arrangement for ACE Limited Board Directors. After the May 2006 cash bonus and LTIP equity award, you will no longer be eligible for annual cash incentives or LTIP awards.

With regard to your current benefits, as of June 1st, 2006 as a retiree, you will be eligible to purchase medical coverage at the ACE group rate. As for your company-paid life insurance, you may take advantage of the conversion privilege and maintain the coverage as a personal, individual life policy. Your current retirement benefits (e.g. company contribution, company match and discretionary contribution) will also cease as of the end of May.

In addition, as of the date of transition to non-executive Chairman, all allowances and executive perquisites will end, including executive medical, housing allowance, automobile allowance & expense coverage, financial planning & tax preparation, and country club & golf club memberships.

During your tenure as non-executive Chairman, when business travel is requested by the Board of Directors or the ACE LTD Chief Executive Officer, corporate aircraft will be available. Personal use of the corporate aircraft will be limited to space available on normally scheduled management business flights with no authority to requisition aircraft. Following your tenure as non-executive Chairman, the Board wishes to extend this privilege to you as long as you remain a Director under rules as may be in effect from time to time.

The Board would also like to offer you administrative support and office space for up to five years after you step down as non-executive Chairman which would include an on-site office at ACE Headquarters in Bermuda, along with shared secretarial support.

Brian, again we thank you and we look forward to our continued working relationship in your new role as non-executive Chair.

Sincerely,

Jack Krol	Bob Hernandez
Chairman – Compensation Committee	Lead Director
ACE Limited Board of Directors	ACE Limited Board of Directors